1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

September 5, 2012

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In an August 6, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 234 (“PEA 234”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 305 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on June 22, 2012. PEA 234 was filed to register the PIMCO Worldwide Fundamental Advantage TR Strategy Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 234.

Prospectuses

Comment 1: The Fund’s investment objective is to seek “total return which exceeds that of its benchmark.” Direct the Staff to where “total return” is defined. If not defined in the prospectus, please modify the disclosure to include a definition.

Response: Comment accepted. The following has been added to the Characteristics and Risks of Securities and Investment Techniques–Investment Selection section of the prospectus: “The Fund seeks total return which exceeds that of its benchmark. The total return sought by the Fund consists of both income earned on the Fund’s investments and capital appreciation, if any, arising from increases in the market value of the Fund’s holdings. Capital appreciation of Fixed Income Instruments generally results from decreases in market interest rates, foreign currency appreciation, or improving credit fundamentals for a particular market sector or security.”

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson September 5, 2012 Page 2

Comment 2: Footnote 1 to the fee table should be revised to delete the word “organizational.” See Instruction 6(a) to Item 3 of Form N-1A.

Response: As indicated by the Staff’s comment, Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as the Fund, to include a footnote to its fee table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete any additional descriptive words that provide information regarding the nature of “Other Expenses” (e.g., the word “organizational” which indicates “Other Expenses” relate solely to organizational expenses).

Unlike series of many other fund complexes, the Fund has a “unified fee” structure wherein it pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under a fixed fee. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is organizational expense. 1 As organizational expense by its nature is temporary and is only incurred in connection with the organization of the Fund, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense only, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table

[1]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Fund’s assets) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Fund and PIMCO.

Brion R. Thompson September 5, 2012 Page 3

and expense ratio) is helpful and informative for the average investor, not confusing or burdensome. The Registrant believes this is particularly appropriate in the context of a footnote that is specifically permitted or required by Form N-1A.

Comment 3: Footnote 2 to the fee table relates to an Expense Limitation Agreement. Confirm that the Agreement has been or will be filed as an exhibit to the registration statement.

Response: Comment accepted. A copy of the Expense Limitation Agreement has previously been filed as an exhibit to Registrant’s registration statement. A schedule reflecting the addition of the Fund to the Agreement will be filed as an exhibit to Registrant’s registration statement.

Comment 4: Since “Worldwide” is included in the name of the Fund, add disclosure stating that the Fund will invest a “significant portion” of its assets in investments that are tied economically to non-U.S. countries.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.2 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).3 We believe the same standard applies to similar terms, such as “worldwide.” Accordingly, the Registrant believes the Fund’s current disclosure regarding the number of countries in which it will invest is sufficient.4

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the

[2]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[3]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998))(“Jan. 3, 1991 Letter to Registrants”).

[4]	The Fund’s Principal Investment Strategies section states that “[t]he Fund will invest in instruments that are economically tied to at least three countries (one of which may be the United States).”

Brion R. Thompson September 5, 2012 Page 4

industry and observers have the ability to provide meaningful input into the rulemaking process.5 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

Comment 5: The Principal Investment Strategies states the Fund may invest in common stocks. Disclose the market cap range of common stocks the Fund may invest in.

Response: Comment accepted. The following has been added to the Principal Investment Strategies section of the prospectus: “The Index may include, and therefore the Fund may invest in, securities issued by large-capitalization, mid-capitalization and small-capitalization companies.”

Comment 6: The Principal Investment Strategies states the Fund may invest in exchange-traded funds. Explain the absence of an Acquired Fund Fees and Expenses caption in the fee table. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Fund’s estimated expenses due to investment in exchange-traded funds, if any, is less than the one basis point threshold for an Acquired Fund Fees and Expenses line item per Instruction 3(f) to Item 3 of Form N-1A.

Comment 7: The Principal Investment Strategies states the Fund may invest in derivative instruments. In your response, explain how derivatives will be valued.

Response: For purposes of calculating the NAV of the Fund, derivatives are valued at market value when readily available. Market value is generally determined based on quotes obtained from pricing services. Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction. The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to PIMCO the responsibility for applying the valuation methods. In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board of Trustees, generally based upon recommendations provided by PIMCO.

[5]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Brion R. Thompson September 5, 2012 Page 5

Comment 8: Since the Fund’s average portfolio duration may vary from -3 to 8 years, disclose the effect of a 1% increase in interest rates on a fund with an eight-year duration. This example should be added to the Fund Summary, such as in Principal Risks—Interest Rate Risk section. Reference is made to the example provided in the Characteristics and Risks of Securities and Investment Techniques—Duration section, which should also be updated to describe a fund with an eight-year duration.

Response: The example provided in the Characteristics and Risks of Securities and Investment Techniques—Duration section will be updated to provide two examples – one applying to a fund with a negative three year duration and one applying to a fund with an eight year duration. Since these examples are provided in the statutory prospectus, and a shorter stub explanation of duration is provided in the Fund’s Principal Investment Strategies section,6 the Registrant believes sufficient explanation of duration that is consistent with the requirements of Form N-1A has been provided.

Comment 9: The Principal Investment Strategies states the Fund may engage in short sales. Confirm that “Other Expenses” within the fee table will reflect the estimated expense of dividends paid on short sales.

Response: To the extent the Fund incurs expenses relating to dividends paid on short sales, the Fund will reflect such expense in the fee table. However, the Fund does not anticipate incurring such expense, as the Fund will obtain short exposure, if any, through derivative instruments that do not result in short sale expense for the Fund. For example, when investing in short positions with respect to the Index, the Fund may short futures on the Index or specific Index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the Index during the time the Fund is shorting a future on the Index. Through this and other similar methods of short exposure, the Fund does not anticipate incurring expenses related to the payment of dividends on short sales.

Comment 10: We note that the Principal Investment Strategies states “[t]he Fund may invest up to 15% of its total assets in Fixed Income Instruments that are economically tied to emerging market countries, but may gain emerging markets exposure beyond this limit through other

[6]

The brief description within the “Principal Investment Strategies” section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

Brion R. Thompson September 5, 2012 Page 6

securities and instruments. The Fund will normally limit its foreign currency exposure from non-U.S. dollar-denominated Fixed Income Instruments to 20% of its total assets, but may gain foreign currency exposure beyond this limit through other securities and instruments.” If the Fund significantly exceeded these percentage limits, please note that the Staff could view this disclosure as misleading.

Response: Comment acknowledged.

Comment 11: In light of the derivatives risk disclosure, please refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”). Review the derivatives risk disclosure for accuracy and completeness in light of the Derivatives Letter.

Response: We have reviewed the Derivatives Letter and believe the Fund’s derivatives risk disclosure is consistent with the guidance provided therein.

Comment 12: Revise the Fund Summary—Tax Information section to clarify that investments in a tax-deferred arrangement may be subject to taxes at a later date.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.7 In consideration of the Staff’s comment, the Registrant has reviewed the current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred until a later date.

Comment 13: The Management of the Fund section lists Research Affiliates as the Fund’s sub-adviser. Add appropriate disclosure regarding the sub-adviser to the Fund Summary.

Response: The Fund’s Principal Investment Strategies states: “Research Affiliates provides investment advisory services in connection with the Fund’s use of the Index by, among other

[7]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson September 5, 2012 Page 7

things, providing PIMCO, or counterparties designated by PIMCO, with a model portfolio reflecting the composition of the Index for purposes of developing the Index derivatives.” In light of Research Affiliates’ limited role with respect to the Fund, the Registrant believes this disclosure is sufficient for purposes of the Fund Summary section.

Comment 14: The Characteristics and Risks of Securities and Investment Techniques—Convertible and Equity Securities section states “the Fund may invest without limitation directly in equity securities, including common stocks, preferred stocks, and convertible securities.” Add discussion of convertible securities to the Fund’s Principal Investment Strategies.

Response: This statement indicates that the Fund may invest in equity securities, without limitation, and then provides examples of three types of equity securities followed by additional discussion of the risks associated with these types of equity securities. The statement does not imply that convertible securities are a principal investment strategy of the Fund. Since convertible securities are not a principal investment strategy of the Fund, no change to the Principal Investment Strategies section will be made.

Comment 15: The Classes of Shares—Class A, C and R Shares section of the retail class prospectus states “investors that purchase $1,000,000 or more of the Fund’s Class A shares will not pay any initial sales charge on the purchase. However, certain purchasers of $1,000,000 or more of Class A shares may be subject to a CDSC of 1% if the shares are redeemed during the first 18 months after their purchase.” In light of this 1% maximum CDSC on Class A shares, add “1%” to the Maximum Deferred Sales Charge line item in the Shareholder Fees table within the Fund Summary.

Response: Comment accepted.

Statement of Additional Information

Comment 16: Page 15 of the SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-

Brion R. Thompson September 5, 2012 Page 8

Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,8 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each fund included in the SAI filed as part of PEA 234 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 234 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

[8]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

September 5, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 234 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 305 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on June 22, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso